Exhibit 99.1

ARB IOT Group Limited Signs a Memorandum of Understanding (MOU) To Accelerate Global AI Revolution with Advanced Server Solutions

Kuala Lumpur, Malaysia, November 5, 2024 (GLOBE NEWSWIRE) - ARB IOT Group Limited (“AIGL” or the “Company”) (NASDAQ: ARBB) announced the signing of a Memorandum of Understanding (the “MOU”) between its indirect wholly owned subsidiary, ARBIOT Sdn Bhd, with ASUSTeK Computer Inc. (“ASUS”) and ServerSphere to collaborate on global artificial intelligence (AI) server solutions. This strategic partnership aims to combine each party's expertise and resources to provide comprehensive AI server solutions, accelerating the global AI revolution.

ASUS is a Taiwan-based multinational computer hardware and consumer electronics company established in 1989. ASUS is considered the world’s No. 1 motherboard and gaming brand, as well as a top-three consumer notebook vendor.

ServerSphere is a Taiwanese AI server hardware company partnered with Phison Electronics Corporation, a leading Taiwanese company specializing in controllers for NAND flash memory chips. This partnership enhances ServerSphere’s AI servers with advanced storage technologies, allowing it to effectively meet the evolving demands of the global market.

The MOU signifies the establishment of a strategic global partnership focusing on developing and promoting AI server solutions worldwide. The cooperation includes hardware supply, software development, assembly, and sales, aiming to jointly expand the global AI market and enhance market competitiveness.

AIGL’s turnkey AI server solutions arising from this partnership are designed to be user-friendly and accessible, allowing users worldwide to manage, configure, and monitor applications and resources with minimal technical knowledge. AIGL’s solutions offers cost-effective options to customers by optimising resources, reducing operational costs, and improving efficiency. With robust privacy and data protection features, AIGL’s AI servers ensure customer data security, making application development more affordable and secure for businesses globally by offering efficient, scalable, and cost-saving tools.

The AI servers offer a balanced, cost-effective and flexible solution ideal for data centres, offering an alternative to the H100/200 solutions currently available in the market. By addressing the evolving needs of the global AI data centre market, this new strategic alliance aims to accelerate the adoption of AI technologies globally.

The MOU not only emphasizes cooperation through the combination of expertise and resources to develop AI server solutions but also seeks to generate further synergies and new business opportunities. The Company will be responsible for assembling, testing, localization, and customization of the AI servers. Additionally, the Company will handle global market sales, promotion, and after-sales support services of the final product globally, and will propose improvement based on market demands to assist in the enhancement and evolution of these AI server products.

This collaboration marks a significant milestone in the Company’s growth, leveraging combined expertise in AI computing technology and promoting sustainable advanced AI server solutions to accelerate the global AI revolution.

About ARB IOT Group Limited

ARB IOT Group Limited is a provider of complete solutions to clients for the integration of Internet of Things (“IoT”) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, pre-commissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

For further information, please contact:

ARB IOT Group Limited
Investor Relations Department
Email: contact@arbiotgroup.com